SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                         SECURED FINANCIAL NETWORK, INC.
                         -------------------------------
                                (NAME OF ISSUER)

                CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
                ------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    901185207
                                   -----------
                                 (CUSIP NUMBER)

                                BRIAN D. CORDAY
                             415 CULLINGWORTH DRIVE
                              ALPHARETTA, GA 30022
                -------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   03/30/2005
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)



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CUSIP NO. 901185207                                            PAGE 2 OF 4 PAGES
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(1)   Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         Brian D. Corday
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(2)   Check the Appropriate Box if a Member of a Group      (a)  [_]
                                                            (b)  [_]
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(3)   SEC Use Only
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(4)   Source of Funds
      PF
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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)
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(6)   Citizenship or Place of Organization:
      United States of America
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                            (7)   Sole Voting Power
   Number of Shares               5,680,443
Beneficially Owned by    -------------------------------------------------------
Each Reporting Person       (8)   Shared Voting Power
        With                      0
                         -------------------------------------------------------
                            (9)   Sole Dispositive Power
                                  5,680,443
                         -------------------------------------------------------
                           (10)   Shared Dispositive Power
                                  0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      5,680,443
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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares** [  ]
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(13)  Percent of Class Represented by Amount in Row (11)
      29.4%
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(14)  Type of Reporting Person
      IN
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CUSIP NO. 901185207                                            PAGE 3 OF 4 PAGES

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Class A Common Stock, par value $0.001 (the "Common Stock"), issued by Secured Financial Network, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 7951 SW 6th Street, Suite 210, Plantation, Florida 33024.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This statement is filed by Brian D. Corday with respect to shares of Common Stock beneficially owned by him.

(b) The address of the principal business and principal office of Brian D. Corday is c/o Bullbear Ventures, LLC, 1400 Buford Highway, Suite J1, Sugar Hill, Georgia 30518. Mr. Corday is the President of Bullbear Ventures, LLC.

(c) Mr. Corday has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(d)      Brian D. Corday is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         On March 30, 2005, Mr. Corday purchased 5,680,443 shares of the Common Stock from a shareholder of the Company for the sum of $1,000.00.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The purpose of the acquisition of the shares of the Common Stock by Brian D. Corday was for investment. The shares may be disposed of at any time.

         Except as described in this Item 4, Mr. Corday has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, (e) any material change to the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The approximate aggregate percentage of Common Stock reported beneficially owned by Mr. Corday is based on 19,310,108 shares outstanding, which is the total number of shares of Common Stock outstanding as of April 5, 2005, as provided by the transfer agent of the Company. As of the close of business on April 5, 2005, Brian D. Corday beneficially owned 5,680,443 shares of Common Stock, constituting approximately 29.4% of the shares outstanding.

         (b) Brian D. Corday has the sole power to vote and dispose of 5,680,443 shares of Common Stock.

         (c) During the past 60 days, Brian D. Corday has not engaged in any transactions in the Common Stock except as reported in Item 3.

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CUSIP NO. 901185207                                            PAGE 3 OF 4 PAGES

         (d) No person other than Brian D. Corday is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Brian D. Corday does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        /s/ Brian D. Corday
                                                        ------------------------
                                                            Brian D. Corday